Exhibit 2
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               [THIRD POINT MANAGEMENT COMPANY L.L.C. LETTERHEAD]

VIA FACSIMILE & U.S. MAIL

September 17, 2003

Mr. Joseph R Gromek
President & Chief Executive Officer
The Warnaco Group Inc.
90 Park Avenue
New York, NY 10016

Dear Mr. Gromek:

Thank you for meeting with me following the filing of our letter dated August
21. The meeting has, for the time being, satisfied certain concerns I had about Warnaco's executive management and strategic direction. Also, I was pleased to see that the company has terminated Joe Fogarty, the $475 per hour CFO, and replaced him with a permanent officer as per our demands.

We are disappointed, however, that no action has yet been taken regarding the termination of Non-Executive Chairman Stuart Buchalter. I cannot tell you how many people came out of the woodwork to commend us for reminding the investment community of Mr. Buchalter's failed business endeavor as chief executive of Standard Brands Paints. I reiterate my strong objection to Mr. Buchalter's role at Warnaco, his unjust compensation and strongly urge the Board to recommend his ouster at the earliest possible time.

Lastly, we have recently sold approximately 1,222,800 shares reducing our position below the 5% requirement for a 13D filing. We have taken our lead from Director Antonio Alvarez who has announced his intention to jettison 200,000 shares according to a Rule 10b5-1 filing with the Securities & Exchange Commission.

While our holdings have fallen below the Company's 13d radar screen, please trust that the actions of the Board have not fallen below ours. We maintain a steely eye on how the Board members are discharging their duties and how they are being compensated.

Very truly yours,

/s/ Daniel S. Loeb

Daniel S. Loeb